EXHIBIT 99.2(a)
                                                  1995 FORM 10-K

                             MILLER ASSOCIATES
                            791 Andover Street
                           Lowell, MA 01852-2001



                                                          December 21, 1995


Mr. C. Scott Bartlett, Jr.
64 Melrose Place
Montclair, New Jersey  07042

Mr. F. John Stark, III
Senior Vice President and Counsel
PPM America
Suite 1200
225 West Wacker Drive
Chicago, Illinois  60606

Gentlemen:

      Reference is made to the Management Agreement dated July 21, 1995 (the "Management Agreement") between Bucyrus-Erie Company (the "Company") and Miller Associates ("Associates"). Associates proposes the following modifications to the Management Agreement:

      1. The fee payable pursuant to Section 4 of the Management Agreement for the month of December 1995 and thereafter shall be paid at the rate of $55,000 per month (prorated for a portion of a month), until such time as the commencement of employment of a new Chief Executive Officer. If such new Chief Executive Officer thereafter determines to continue the services of the personnel provided by Associates as a team, the payments to Associates will thereafter continue at the rate of $45,000 per month for the following sixty
(60) day period and $35,000 per month thereafter until the termination of the Agreement.

      2. Notwithstanding the termination of the Agreement, Charles S.
Macaluso and Frank W. Miller agree that if within the thirty (30) day period following the date of termination, the new Chief Executive Officer desires the services of either or both of them, each of them agrees to use their best efforts to provide such services on an "as needed" basis at the rate of $1,500 per day for each of them, plus reimbursement of customary and reasonable out-of-pocket expenses.

      3. Notwithstanding the termination of the Management Agreement, James
D. Annand agrees to remain as Interim Chief Financial Officer of the Company for a period of thirty (30) days subsequent to the Termination Date for a monthly payment by the Company to Mr. Annand of $15,000. The continuation of Mr. Annand beyond such initial thirty (30) day period shall be upon such terms and conditions as Mr. Annand and the new Chief Executive Officer of the Company shall mutually agree.

Mr. C. Scott Bartlett, Jr.
Mr. F. John Stark, III
December 21, 1995
Page 2


      Except as modified above, the Management Agreement shall continue in full force and effect until the Termination Date.

      Please acknowledge your agreement to the foregoing by signing and returning the enclosed duplicate copy of this letter.

                                Sincerely,

                                MILLER ASSOCIATES



                                By /s/Frank W. Miller
                                   Frank W. Miller



                                /s/Frank W. Miller
                                Frank W. Miller



                                /s/Charles S. Macalus
                                Charles S. Macaluso



                                /s/James D. Annand
                                James D. Annand


The foregoing is agreed and accepted to
as of the date first above written:


/s/C. Scott Bartlett, Jr.
C. Scott Bartlett, Jr.


/s/F. John Stark, III
F. John Stark, III